Mallard Acquisition Corp.
19701 Bethel Church Road, Suite 302
Cornelius, NC 28031

October 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Mallard Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1 Filed September 21, 2020 File No. 333-248939

Dear Mr. Chinos:

On October 9, 2020, Mallard Acquisition Corp. requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. (New York time) on October 13, 2020, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ P. Jeffrey Leck
P. Jeffrey Leck Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Hunter Taubman Fischer & Li LLC